May 31, 2007

Cynthia Krus, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004

	Re:	Technology Investment Capital Corp.
		File Nos. 333-142154 and 814-638

Dear Ms. Krus:

	We have reviewed the registration statement on Form N-2 for the
Technology Investment Capital Corp. ("Fund") filed with the
Commission on April 16, 2007. We have reviewed the registration statement and have the following comments.

Prospectus

Cover

      Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement.

	Please update the information concerning the Fund`s last reported sales price.

	Please advise the staff how the Fund will file legal opinions and updated financial statements with the prospectus supplements.

Fees and Expenses

	Please delete the word "none" from where it appears in the fee table and replace it with the numeral zero.

	Please delete the word "estimated" from the line item Total annual expenses.

	Please remove the footnotes located between the fee fable and the example, and relocate them after the example.






Risk Factors

Even in the event the value of your investment declines, the management fee and, in certain circumstances, the incentive fee will still be payable

	In this paragraph, delete the word "our" where it precedes the words "incentive fee," and replace it with the words "the adviser`s."
Also, please revise the last sentence of the paragraph, using plain
English to enhance the clarity of the disclosure.

There are significant potential conflicts of interest, which could impact our investment returns

      Please disclose how the adviser will allocate a limited investment opportunity among its clients. If the adviser does not use an objective method, such as pro rata weighted assets, then disclose the risks attendant with subjective allocation of investment opportunities by the adviser.

Management Fee

      Please disclose here and in the discussion of risks that the realization of deferred loan interest may require the Fund to liquidate assets to pay advisory fees and distributions to shareholders. Also, clarify whether the adviser is required to reimburse the Fund for fees that were based on income accrued on deferred interest obligations where the obligor subsequently defaults.

Investment Advisory Agreement

      Please include a graphical representation of the income-related portion of the incentive fee.

	Please disclose that the adviser has incentive to shift expenses or revenues, and to sell or not sell assets, depending on what provides the largest incentive fee; i.e., that the adviser may take actions for reasons inconsistent with the best interests of shareholders.

Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
   	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
	If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6965.

							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel
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